UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Dated: August 10, 2009

Commission File Number: 000-26424

SILVER STANDARD RESOURCES INC.

(Exact name of registrant as specified in its charter)

1400 – 999 West Hastings Street

Vancouver, British Columbia

Canada V6C 2W2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The consent of PricewaterhouseCoopers LLP attached hereto as Exhibit 99.1, and incorporated by reference into this report, is hereby incorporated by reference as an exhibit to the Company’s Registration Statement on Form F-10 (File No. 333-157223), as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc.
(Registrant)

Date:	August 10, 2009	By:	/s/ John J. Kim
Name: John J. Kim
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Consent of PricewaterhouseCoopers LLP, dated as of August 10, 2009